February 3, 2011
Ms. Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Federal Home Loan Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 3, 2011
File No. 001-34139
Dear Ms. Hunsaker:
This letter is in response to the Staff’s letter of comment dated January 20, 2012, with respect to the above referenced reports. Below are Freddie Mac’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each comment in bold font immediately preceding our corresponding response. When we have responded by displaying the revisions we anticipate making in our upcoming Form 10-K for the fiscal year ended December 31, 2011 in response to the comments, additions are shown in bold and underlined, and deletions have been struck through.
Form 10-Q for the Quarter Ended September 30, 2011
Notes to Consolidated Financial Statements, page 108
Table 5.4 — Single Family TDRs, by Type, page 128
1.	We note footnote three to the table that loans in the trial period as of June 30, 2011 that completed the modification in July 2011 were included in the completed loan modification lines. We also note footnote four related to the trial period modifications line item that represents loans that entered the trial period for modification, regardless if the borrower completed the trial period during the third quarter of 2011 or remained in the trial period as of September 30, 2011. Please clarify whether all loans that entered the trial period between January 1, 2011 and June 30, 2011, have also been reflected in this table, either as a completed modification, or as part of the trial period modification line item. To the extent this activity is not reflected, please tell us why. In addition, please clarify where loans that entered a trial period modification that was not successfully completed during the required time period would be classified in this table. Finally, please tell us and revise future filings to clearly disclose the level and frequency of information you receive from your servicers regarding loan modifications and loans that are in a trial payment period under modification programs like HAMP.

All loans that entered a modification trial period between January 1, 2011, and June 30, 2011, and were outstanding as of July 1, 2011 (i.e., were not subject to a foreclosure transfer, foreclosure alternative or full repayment prior to July 1, 2011), are reflected within Table 5.4 of our Form 10-Q for the quarterly period ended September 30, 2011.

Loans that entered a modification trial period between January 1, 2011, and June 30, 2011, that completed the trial period plan and executed a permanent modification by July 2011, were included in the “Type of completed loan modification” sub-caption of Table 5.4. Loans that entered a trial period modification between January 1, 2011, and June 30, 2011, that did not complete the trial period plan or were still in process of completing the trial period plan as of July 2011, were included in the “Other activity” sub-caption of Table 5.4.

In response to the Staff’s comment, we will revise future filings starting with our Form 10-K for the fiscal year ended December 31, 2011, as follows:

Table 5.4 — Single-Family TDRs, by Type

~~Three Months Ended September 30, 2011~~
~~Nine Months Ended September 30, 2011~~
Year Ended December 31, 2011
		Pre-TDR	Percentage of
		Recorded	Recorded
	Number of Loans	Investment	Investment
Type of completed loan modification:
No change in terms(1)(2)	XX	$XX	XX%
Extension of term(2)	XX	XX	XX
Reduction of contractual interest rate and/or extension of term	XX	XX	XX
~~Rate reduction and extension of term~~	~~XX~~	~~XX~~	~~XX~~
Rate reduction, extension of term, and principal forbearance	XX	XX	XX
Subtotal-loan modification activity(3)	XX	XX	XX
Other activity:
Loans in a modification ~~T~~trial period ~~modifications~~(4)	XX	XX	XX
Forbearance agreement(2)	XX	XX	XX
Repayment plan(2)	XX	XX	XX
Subtotal-other activity	XX	XX	XX

Total single-family TDRs	XX	$XX	XX%

(1)	Under this modification type, past due amounts are added to the principal balance and reamortized based on the original contractual loan terms~~, and no other change is made to the terms of the loan~~.

(2)	Represents only those agreements or plans that result in more than an insignificant delay, which is generally considered by us as more than three monthly payments under the original terms.

(3)	Includes loans that entered a~~were in the~~ trial period for modification between ~~at~~ January 1, 2011 and June 30, 2011 and completed the modification by ~~in~~ July 2011.

(4)	Represents loans that entered a~~the~~ trial period for modification~~, regardless if the borrower completed the trial period during the third quarter of 2011 or remained in the trial period as of September 30, 2011~~. Beginning in the third quarter of 2011, we began to classify loans as TDRs when they entered a trial period rather than at the time the trial period is completed. Includes loans that entered a trial period for modification between January 1, 2011 and June 30, 2011 and were not subject to a foreclosure transfer, foreclosure alternative or full repayment before July 1, 2011 and did not successfully complete the trial period or were in process of completing the trial period as of July 2011. As of December 31, 2011, XXX of these loans had completed the trial period and received a modification, XXX of these loans had terminated their trial modification, and XXX of these loans remained in a trial period for modification.
In response to the Staff’s comment regarding the information we receive from our servicers, we will revise future filings starting with our Form 10-K for the fiscal year ended December 31, 2011, as follows:
Troubled Debt Restructurings
On July 1, 2011, we adopted an amendment to the accounting guidance for receivables, which clarifies the guidance regarding a creditor’s evaluation of when a restructuring is considered a TDR. While our adoption of this amendment did not have an impact on how we account for TDRs, it did have a significant impact on the population of loans that we account for as TDRs. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES —Recently Adopted Accounting Guidance” for further information on our implementation of this guidance.
Single-Family TDRs
We rely on our single-family servicers to contact borrowers who are in default and to identify a loan workout, or other ~~an~~ alternative to foreclosure, in accordance with our requirements. We establish guidelines for our servicers to follow and provide them default management tools to use, in part, in determining which type of loan workout would be expected to provide the best opportunity for minimizing our credit losses. We require our single-family ~~seller/~~servicers to first evaluate problem loans for a repayment or forbearance plan before considering modification. If a borrower is not eligible for a modification, our seller/servicers pursue other workout options before considering foreclosure. We receive information related to loan workouts, such as modifications and loans in a modification trial period, and other alternatives to foreclosure from our servicers at the loan level on at least a monthly basis. For loans in a modification trial period under HAMP, we do not receive the terms of the expected completed modification until the modification is completed. For those loans, we only receive notification that they are in a modification trial period under HAMP. See “NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Allowance for Loan Losses and Reserve for Guarantee Losses” for more detail.
TDR Activity and Performance, page 129
2.	We note your disclosure that your process for determining the allowance for loan losses considers the impact that your loss mitigation activities have on probabilities of default. We also note from Table 5.6 that there were $4.7 billion of TDRs during the nine months ended September 30, 2011 that had payment defaults within one year of the loan modification. Please tell us and revise future filings to provide a detailed discussion, by portfolio segment, as to how such defaults are factored into the determination of the allowance for loan losses. Please refer to ASC 310-10-50-34(b).

In response to the Staff’s comment, we will revise future filings starting with our Form 10-K for the fiscal year ended December 31, 2011, as follows:
TDR Activity and Performance
The measurement of impairment for TDRs is based on the excess of our recorded investment in the loans over the present value of the loans’ expected future cash flows. Generally, restructurings that are TDRs have a higher allowance for loan losses than restructurings that are not considered TDRs because TDRs involve a concession being granted to the borrower. Our process for determining the appropriate allowance for loan losses ~~in~~ for both ~~our segments~~ single-family and multifamily loans considers the impact that our loss mitigation activities, such as loan restructurings, have on probabilities of default. For single-family loans evaluated individually and collectively for impairment that have been modified, the probability of default is adversely impacted by the incidence of redefault that we have experienced on similar loans that have completed a modification. For multifamily loans, the incidence of redefault on loans that have been modified does not directly impact the allowance for loan losses as our multifamily loans are generally evaluated individually for impairment which is based on the fair value of the underlying collateral and contemplates the unique facts and circumstances of the loan. The process for determining the appropriate allowance for loan losses for multifamily loans evaluated collectively for impairment considers the incidence of redefault on loans that have completed a modification.
3.	We note Table 5.6 excludes loans subject to other loss mitigation activity that were classified as TDRs, but you do provide disclosure immediately below the table indicating the default events related to loans subject to other loss mitigation activity, including quantification of the number of loans and post-TDR recorded investment in the loans. Please clarify why you have chosen to disclose this table separately from the other TDRs. Additionally, please confirm that the loans subject to other loss mitigation activities are included in Table 5.5

We chose to separately disclose payment defaults on other loss mitigation activities that are classified as TDRs to provide additional information to users of our financial statements. We believe the disclosures required by FASB ASC 310-10-50-34(a), when considered in conjunction with what is now considered a TDR under FASB ASC 310-40, do not, by themselves, provide useful information to users of our financial statements regarding the performance of our other loss mitigation activities because those activities do not bring the loan to a current payment status. Because the restructuring that caused these other loss mitigation activities to be classified as a TDR did not immediately bring the loan to a current payment status (i.e., in all cases, the loan only returns to a current payment status upon the successful completion of the other loss mitigation activity), we chose to separately disclose what we consider to be redefaults (i.e., loans that returned to a current payment status and then subsequently defaulted) from loans that never returned to a current payment status after the restructuring that caused the loan to be classified as a TDR.

The loans subject to other loss mitigation activities are included in Table 5.5 of our Form 10-Q for the quarterly period ended September 30, 2011.
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Freddie Mac acknowledges that (i) Freddie Mac is responsible for the adequacy and accuracy of the disclosure in the SEC filings; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the SEC filings; and (iii) Freddie Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this submission, please contact Timothy Kviz, Vice President — Accounting Policy (703-714-3800) or Kevin MacKenzie, Vice President and Deputy General Counsel — Securities (703-903-2710).
Sincerely,
/s/ Timothy S. Kviz

Timothy S. Kviz
Vice President — Accounting Policy
Cc:	Mr. Charles E. Haldeman, Jr., Chief Executive Officer
Mr. Ross J. Kari, Executive Vice President — Chief Financial Officer
Mr. Robert D. Mailloux, Senior Vice President — Corporate Controller and Principal Accounting Officer
Mr. Clayton S. Rose, Audit Committee Chairman
Mr. William J. Lewis, PricewaterhouseCoopers LLP
Mr. Nicholas Satriano, Chief Accountant, Federal Housing Finance Agency